200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
June 25, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Gessert
Laura Crotty
Jenn Do
Daniel Gordon

Re:	Rapid Micro Biosystems, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted June 10, 2021
CIK No. 0001380106

Ladies and Gentlemen:

On behalf of Rapid Micro Biosystems, Inc. (the “Company”), we are writing in response to the comment letter from the staff of the Commission (the “Staff”) to Robert Spignesi, the Company’s Chief Executive Officer, dated June 22, 2021, relating to the above-referenced registration statement (the “Draft Registration Statement”). The letter is being submitted with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions made to the Draft Registration Statement in response to the comment letter.

For ease of review, we have set forth below the comment from your letter in bold type followed by the Company’s response thereto.

Prospectus Summary

Our market, page 6

1.	We note your revised disclosure on pages 7 and 95 that opportunities in adjacent markets and upstream/downstream workflow processes could increase your TAM by a combined $18 billion to $32 billion. Please revise to disclose whether these estimates are based on the study you commissioned from Health Advances LLC. If not, describe the basis for these estimates.

June 25, 2021 Page 2

Additionally, please expand your disclosure to describe how you are currently positioned to expand into adjacent markets and launch products addressing workflow processes not currently addressed by your Growth Direct MQC solution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 98 of the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley C. Holmes

Wesley C. Holmes
of LATHAM & WATKINS LLP

cc:	Robert Spignesi, Rapid Micro Biosystems, Inc.
Sean Wirtjes, Rapid Micro Biosystems, Inc.
Jonathan Paris, Rapid Micro Biosystems, Inc.
Stephen W. Ranere, Latham & Watkins LLP
Edwin M. O’Connor, Goodwin Procter LLP